U.S. Securities and Exchange
Commission
100 F Street, N.E.
Washington, DC 20549
June 17, 2026
Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Takeda Pharmaceutical Company Limited has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended March 31, 2026, which was filed with the Securities and Exchange Commission on June 17, 2026.

Sincerely,

/s/ Milano Furuta
Milano Furuta
Director and Chief Financial Officer

Takeda Pharmaceutical Company Limited 1-1, Nihonbashi-Honcho 2-Chome Chuo-ku, Tokyo 103-8668, Japan